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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66717

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Viscogliosi & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 Park Avenue, 14th Floor
(No. and Street)

New York, NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron LLP
(Name – *if individual, state last, first, middle name*)

100 Jericho Quadrangle, Suite 236 Jericho, NY 11753
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Larry H. Weinberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Viscogliosi & Company, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CHAIRMAN & CEO
Title

[signature]
Notary Public

John M. Donovan
Notary Public
State of New York
Qualified in Richmond County
Certificate Filed in New York County
#02DO6112162
Commission Expires June 14, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VISCOGLIOSI & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

VISCOGLIOSI & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

CONTENTS

Marks Paneth
& Shron LLP

*Certified Public Accountants
and Consultants*

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Viscogliosi & Company, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Viscogliosi & Company, Inc. (a wholly-owned subsidiary of Viscogliosi Brothers, LLC) as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Marks Paneth & Shron LLP

Jericho, New York
March 11, 2008

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

100 Jericho Quadrangle
Jericho, NY 11753-2710
Telephone 516 942 5300
Facsimile 516 932 6050

660 White Plains Road
Tarrytown, NY 10591-5173
Telephone 914 524 9000
Facsimile 914 524 9185

Website www.markspaneth.com

VISCOGLIOSI & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS	
Cash	$ 62,612
Due from clearing firm	50,738
Receivables from related parties	72,538
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $21,139	57,586
Employee advance	20,000
Other assets	29,438
Total assets	$ 292,912
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 58,739
Stockholder's Equity	
Common stock, $.01 par value - 100 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	763,064
Accumulated deficit	(528,892)
Total stockholder's equity	234,173
Total liabilities and stockholder's equity	$ 292,912

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION

Viscogliosi & Company, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly owned by Viscogliosi Brothers, LLC ("VB").

The Company provides and is engaged in private placements, investment banking, and underwriting services, and operates pursuant to SEC Rule 15c3-1(a)(2)(iv), with a minimum net capital requirement of $50,000. The Company claims exemption from the requirements of SEC Rule 15c3-3 under Section (k)(2)(i) of the Rule, and consequently, will not hold customer funds, nor will it be allowed to receive or hold securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Investment Banking

Investment banking revenues include fees and sales concessions earned from the Company's participation in securities offerings as a placement agent. Placement agent fees are recorded on settlement date.

Depreciation and Amortization

Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful life of the respective assets. Leasehold improvements are amortized on a straight-line basis over the term of VB's lease agreement.

Income Taxes

The Company is a regular corporation for income tax purposes and uses the liability method to determine its income tax expense in accordance with Statement of Financial Standards ("SFAS") No. 109, "Accounting for Income Taxes". Under this method, deferred tax assets and liabilities are computed based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The measurement of deferred taxes is reduced, if necessary, by a valuation allowance for any tax benefits that are not expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in

preparing these financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

New Accounting Developments

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements SFAS No. 157 is effective for fiscal year beginning after November 15, 2007. The Company is currently evaluating the financial statement impact of adopting SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. This Statement provides a "Fair Value Option" under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. This Fair Value Option will be available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the financial statement impact of adopting SFAS No. 159.

NOTE 3 - DUE FROM CLEARING FIRM

The Company has a clearing agreement with a brokerage firm to carry its accounts. The clearing firm has custody of the Company securities and, from time to time, cash balances which may be due from this broker. These securities and/or cash positions serve as collateral for any amounts due to clearing broker and as collateral for potential defaults of the Company's customers which are carried on the books and records of the clearing firm. The Company is subject to credit risk if the clearing broker is unable to repay balances due or deliver securities in its custody.

NOTE 4 - RECEIVABLES FROM RELATED PARTIES

This amount represents fees earned and advances made to entities that are owned by VB and consists of the following:

Fees receivable for legal and consulting services	$58,807
Expenses paid	13,731
	$72,538

The loans receivable of $13,731 due from three entities owned by VB are noninterest bearing and due on demand.

NOTE 5 - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

		Estimated Useful Life
Furniture	$23,336	7 years
Equipment	37,336	5 years
Leasehold improvements	18,053	Term of lease
	78,725	
Less: Accumulated depreciation	21,139	
	$57,586	

NOTE 6 - STOCKHOLDER'S EQUITY

During 2007, VB made capital contributions of $218,000 to the Company.

NOTE 7 - INCOME TAXES

The Company has deferred tax assets of approximately $83,000 relating primarily to net operating losses and organization costs. Management has established a valuation allowance against the deferred tax assets, and periodically evaluates their recoverability. At such time as it is determined that it is more likely than not that the deferred tax assets will be realizable, the valuation allowance will be reduced. The Company has net operating loss carryforwards for federal, New York State and New York City purposes of approximately $208,000, respectively.

The difference between federal tax at statutory rates and the income tax provision relates to the increase in the deferred tax valuation allowance, and under accrued taxes from 2006.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company receives fees from three entities owned by VB for investment banking services.

The Company also receives fees from entities owned by VB for legal and consulting services. These fees are charged at market rates.

The Company leases an operating facility from VB on a month-to-month basis with monthly rental payments of $1,875.

An officer of the Company received a $20,000 advance during the year. The advance is due on demand and does not bear interest.

NOTE 9 - CONCENTRATION OF CREDIT RISK

The Company places its operating cash in commercial bank checking accounts. Bank balances may from time to time exceed federally insured limits.

NOTE 10 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $50,000, whichever is greater. At December 31, 2007, the Company had net capital of $54,611, which exceeded its requirement of $50,000 by $4,611. The ratio of aggregate indebtedness to net capital was 1.08 to 1.

The Company's net capital at December 31, 2007 fell below 120% of its required minimum, triggering an "early warning" of low capital levels. Net capital decreased further in January 2008, causing a series of net capital deficiencies. Upon discovery of these events in February 2008, management filed notifications to FINRA to report both the "early warning", and the net capital deficiencies.

The Company returned to net capital compliance as of January 17, 2008. VB management has pledged its financial support to enable the Company to maintain minimum net capital requirements as the need arises as the need arises.

END